Exhibit 99.7

NICE inContact CXone Named Best New Technology Solution by ICMI
Global Contact Center Awards

NICE inContact was recognized for its commitment to improving the customer experience and providing a platform for leadership, vision, innovation and strategic accomplishments within the industry

Salt Lake City, June 14, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, was named the Best New Technology Solution by the ICMI Global Contact Center Awards. NICE inContact was recognized for its commitment to improving the customer experience at the ICMI Contact Center Expo on May 22, 2018, at the Walt Disney World® Resort in Orlando, FL.

NICE inContact CXone is the first and only platform unifying best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence–all built on an Open Cloud Foundation. CXone delivers one unified experience, on one cloud native platform, along one proven path.

Offering seamless, personalized experiences is mission critical as businesses seek to attract and retain customers in the experience economy. As customer expectations increase, providing meaningful touchpoints that demonstrate a unique understanding of individual preferences and journey context are core to any customer experience strategy. Earning the title “Best New Technology Solution” by the ICMI Global Contact Center Awards further validates NICE inContact CXone as the premiere cloud customer experience platform that powers the most engaging, immersive, and personalized interactions between businesses and their customers.

“Modern consumers are looking beyond just products, and instead making buying decisions based on customer experiences. NICE inContact continuously innovates to help organizations win on a constantly shifting battleground and achieve their business goals,” said Paul Jarman, CEO of NICE inContact. “NICE inContact CXone cloud customer experience platform gives new power to agents to meet and exceed customer expectations, enabling contact centers to deliver excellent experiences. Our customers continue to see the value CXone provides in today’s customer experience economy, and recognition by the Global Contact Center Awards demonstrates that the future of business growth lies in a strong contact center.”

NICE inContact empowers organizations of all sizes to provide exceptional customer experiences with the most advanced capabilities available today, in a true unified cloud platform. Earlier this May, NICE inContact earned the Gold Stevie® Award for the New Product or Service of the Year - Software - Relationship Management Solution category, for The 16th Annual American Business Awards®. NICE inContact is recognized as a market leader by five industry analyst firms including Gartner, Ovum, IDC, Frost and Sullivan and DMG. NICE inContact was placed in the leader quadrant in the 2017 Gartner Cloud Contact Center as a Service (CCaaS) Magic Quadrant and has been named a Leader every year since this Magic Quadrant’s inception in 2015.

“The ICMI Global Contact Center Awards program recognizes the companies and individuals that value leadership, vision, innovation and strategic accomplishments within the customer service industry,” said Erica Marois, ICMI Global Contact Center Awards Manager, ICMI. “Our 2018 winners have truly impacted the industry with their impressive dedication to improving customer experience.”

For more information on NICE inContact CXone, visit our website: www.niceincontact.com

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About ICMI
The International Customer Management Institute (ICMI) is the leading global provider of comprehensive resources for customer management professionals -- from frontline agents to executives -- who wish to improve customer experiences and increase efficiencies at every level of the contact center. Since 1985, ICMI has helped more than 50,000 organizations in 167 countries through training, events, consulting, and informational resources. ICMI's experienced and dedicated team of industry insiders, trainers, and consultants are committed to helping you raise the strategic value of your contact center, optimize your operations and improve your customer service. ICMI is a part of UBM plc. UBM is the largest pure-play B2B Events organizer in the world. Our 3,750+ people, based in more than 20 countries, serve more than 50 different sectors. Our deep knowledge and passion for these sectors allow us to create valuable experiences which enable our customers to succeed. Please visit www.ubm.com for the latest news and information about UBM.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.